Exhibit 99.1

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

Bell announces commencement of consent and proxy solicitation to approve amendments to the terms of its 1976 trust indenture

MONTRÉAL, October 7, 2021 – Bell Canada (Bell) today announced it has commenced a solicitation of consents (the Consent Solicitation) and proxies (the Proxy Solicitation and, together with the Consent Solicitation, the Solicitation) from holders of its: (i) 10% debentures, Series EH, due November 15, 2041; (ii) 9.7% debentures, Series EJ, due December 15, 2032; (iii) 9.25% debentures, Series EO, due May 15, 2053; (iv) 10% debentures, Series EU, due December 1, 2054 and (v) 7% debentures, Series EZ, due September 24, 2027 (collectively, the Debentures), each issued under and governed by a trust indenture dated as of July 1, 1976, as amended or supplemented (the 1976 Indenture), as of the record date of September 15, 2021 (the Record Date).

The purpose of the Solicitation is to seek approval from the holders of Debentures, providing consents and voting as a single class, to an extraordinary resolution to approve certain proposed amendments to the 1976 Indenture (the Proposed Amendments) that are designed to:

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align the 1976 Indenture more closely with current and generally accepted market practice in Canada for investment-grade senior unsecured debt, including the deletion of certain of the covenants of the 1976 Indenture that require Bell to meet financial ratio tests when issuing long-term debt,

•	conform certain terms of the 1976 Indenture more closely to Bell’s more recent Canadian trust indenture dated as of November 28, 1997 and U.S. trust indenture dated as of September 12, 2016,

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include a requirement for Bell to make an offer to repurchase the Debentures at 101% of their principal amount in the event of certain change of control events affecting Bell or BCE Inc. (BCE) together with certain downgrades of credit ratings of the Debentures to ratings below investment grade,

•	reduce administrative and governance processes, and

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provide Bell with more flexibility with respect to raising capital to finance its business and operations, including enabling us to maintain Bell as the sole public debt issuer in BCE’s corporate structure.

The Proposed Amendments, if approved and implemented, will not modify the interest rate, interest payment schedule, principal amount or maturity date of any outstanding Debentures nor the guarantee by BCE of Bell’s payment obligations under the Debentures and the 1976 Indenture. The Proposed Amendments are fully described in Bell’s Consent and Proxy Solicitation Statement dated September 29, 2021 (the Solicitation Statement). Holders of the Debentures are urged to read and carefully consider the information contained in the Solicitation Statement, which is being filed on SEDAR today on Bell’s profile at sedar.com. The Solicitation Statement will also be available on EDGAR at sec.gov and on BCE’s site at BCE.ca.

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To make these changes, Bell requires the written consent of the holders of at least 66 2/3% of the total outstanding principal amount of all Debentures outstanding as at the Record Date. Alternatively, if such consent threshold is not reached, Bell has called a special meeting of Debentureholders, to be held in a virtual-only live webcast format at 10:00 a.m. (Eastern time) on November 12, 2021 (the Meeting). For the Proposed Amendments to be approved at the Meeting, Bell needs the holders of more than 50% of the outstanding principal amount of Debentures to be represented in person or by proxy, and holders of not less than 66 2/3% of the principal amount of Debentures represented and voted, to vote for the Proposed Amendments (subject to lower quorum requirements at an adjourned meeting as discussed in the Solicitation Statement). If the required approval threshold for the Consent Solicitation is reached, the extraordinary resolution will be passed by the written consent of Debentureholders and the Meeting will be cancelled.

The Solicitation expires at 4:00 p.m. (Eastern time), on November 8, 2021, unless otherwise extended or terminated by Bell. Please note that, for beneficial Debentureholders holding through intermediaries in the CDS depository and clearing system, CDS participants may set deadlines for the return of consent and voting instructions that are well in advance of this time.

As described in the Solicitation Statement, if Bell receives the required level of approval for the Proposed Amendments by consent or vote and a supplemental indenture to implement the amendments is signed, Debentureholders as at the Record Date who respond to the Solicitation to consent to or withhold consent from, or to vote for or against, the Proposed Amendments will receive payment of a fee of $0.50 for each $1,000 principal amount of Debentures held under the 1976 Indenture. Debentureholders who do not respond to the Solicitation will not receive payment of such fee even though the supplemental indenture will be binding on them if it becomes effective.

This news release is neither a solicitation of consents or proxies, nor an offer to purchase Debentures or to sell any securities. The Solicitation is being made solely pursuant to the Solicitation Statement.

BMO Nesbitt Burns Inc. is acting as the Solicitation Agent for the Solicitation. D.F. King Canada, now part of TMX Group, is acting as the Information Agent for the Solicitation. Questions concerning the Solicitation, requests for assistance in completing the consent and proxy form or other requests for assistance should be directed to D.F. King Canada at 1 (866) 822-1244 (toll-free) or 1 (416) 682-3825, or by email at inquiries@dfking.com, or to BMO Nesbitt Burns Inc. at 1 (416) 359-6359, or by email at DCMCADSyndicateDesk@bmo.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements about certain matters, including the Solicitation, the Meeting, and the anticipated effects of the Proposed Amendments that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements contained in this news release

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describe Bell’s expectations as at the date hereof. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement made in this news release will materialize and we caution you against relying on any of these forward-looking statements. Forward-looking statements are provided herein for the purpose of assisting Debentureholders in evaluating the Proposed Amendments. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this news release are based on a number of assumptions that Bell believed were reasonable on the day it made the forward-looking statements, including as to the terms and conditions of the Solicitation and that the Proposed Amendments would be in the form, and have the effects, described in the Solicitation Statement. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect. There is a risk that the Proposed Amendments, if approved and implemented, may not ultimately be in the form described in the Solicitation Statement and/or may not have some or all of the effects anticipated by us.

Important factors that could cause actual results or events to differ materially from those expressed in or implied by Bell’s forward-looking statements made in this news release are disclosed in section 9 entitled “Business risks” of BCE’s annual MD&A for the year ended December 31, 2020, as such disclosure has been updated in BCE’s 2021 First Quarter MD&A dated April 28, 2021 and 2021 Second Quarter MD&A dated August 4, 2021, as filed with Canadian securities regulatory authorities and available on SEDAR at sedar.com and with the U.S. Securities and Exchange Commission and available on EDGAR at sec.gov. These documents are also available on BCE’s website at bce.ca. Readers are cautioned that the risks referred to above are not the only ones that could affect forward-looking statements made in this news release. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on forward-looking statements made in this news release.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet media and business communication services throughout the country. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities with a commitment to the highest environmental, social and governance (ESG) standards. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

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Media inquiries:

Marie-Eve Francoeur
514-391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

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